March 31, 2005



Mail Stop 03-06

Connie Wood
President and Chief Executive Officer
Micropac Industries, Inc.
905 E. Walnut Street
Garland, Texas 75040

Re: 	Micropac Industries, Inc.
Annual Report on Form 10-KSB for
Fiscal Year Ended November 30, 2004
Filed January 31, 2005
File No. 0-05109

Dear Ms. Wood:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended November 30, 2004

Cover Page
1. Please revise to provide an aggregate market value of the voting and non-voting common equity held by non-affiliates, as of a specified date within 60 days of the filing date of the annual report. Also, where you choose to incorporate by reference any information required by Form 10-KSB, such as Part III information from your proxy or information statement, please identify the document and clearly describe it for identification purposes.

Item 1. Business
2. We note your reference to "major products" in your
"Competition"
disclosure. Revise your filing to describe in more detail the principal products that you offer and the markets in which you sell your products.  To the extent that any of your product lines account
for a significant portion of your sales, quantify the percentage of
your sales attributable to the product or product line.
3. Please revise your Business disclosure to provide a more
complete
description of the development of your business during the year.
For
instance, the disclosure in Management`s Discussion and Analysis indicates that you attributed part of a 22% increase in sales in 2004 to the introduction of new products.
4. Please expand your disclosure to discuss the following:
* Patents, trademarks, licenses, franchises, concession, royalty agreements, or labor contracts, including their duration.
* The effect of existing or probable govermental regulations on your business. For example, discuss whether you are subject to export restrictions on sensitive technology, and if so, describe their impact on your business. Furthermore, discuss whether you need any government approval of your principal products.
* The amount of your research and development spending that was borne directly by customers.
* The costs and effects of compliance with environmental laws. Also, briefly describe the hazardous substances used in connection with your manufacturing activities.

Refer to Item 101(b) of Regulation S-K.

Sales, Marketing and Distribution
5. Please revise to identify the customer and contract manufacturer in China who accounted for 22% and 41% of your international sales in fiscal 2004. Also revise your Management`s Discussion and Analysis to identify these customers, as well as the other two customers who accounted for 8% and 10% of your sales in 2004, and 11% and 7% of your 2003 sales. In addition, discuss the material terms of the agreements with these customers and tell us why you have not filed any of these agreements as exhibits.


Risk Factors
6. Please add a risk factor that highlights the control of certain shareholders.
7. Please revise the titles to highlight the risk.

Pricing Pressures
8. We note your disclosure that you make sales to original equipment manufacturers under agreements with these customers. Please expand the appropriate section to discuss the material terms of the agreements. Also, please supplementally confirm that you have filed all material contracts as exhibits, as required by Item 601(b)(10) of
Regulation S-B. Alternatively, amend your filing to include those contracts as exhibits.

Limited Insurance Coverage
9. Please expand the appropriate section to discuss your insurance, such as the amount of your coverage.

Component Shortages or Obsolescence
10. Please expand the appropriate section to discuss material shortages, such as the length and frequency or such shortages.

Competition
11. We note your disclosure that you compete with "two or more
companies with respect to each of [your] major products."   Please
expand the appropriate section to identify the "major products" in which you compete, and identify your major competitors. Also describe your competitive business conditions, your competitive position in your industries, and the methods of competition. Refer to Item 101(b)(4) of Regulation S-B.

Supply Chain
12. Please expand the appropriate section to indicate whether you have entered into agreements with your suppliers and if so, describe all material terms of these agreements, for example, their scope, duration, termination provisions, and any intellectual property indemnification provisions. Furthermore, discuss the importance of these agreements to your business, including the extent to which your business depends on such agreements. Finally, revise to describe the extent to which you have experienced shortages in materials from your suppliers, and quantify the impact any shortage has had on your business in the past, if material. In this regard, we note your disclosure that "from time to time [you] have experienced difficulty in obtaining certain materials when needed."


Item 2.  Properties
13. We note your disclosure in "Sales, Marketing and Distribution" that you maintain an office in Bremen, Germany. We further note your risk factor disclosure that you operate a manufacturing facility in
Juarez, Mexico. Please revise your disclosure to describe the condition of the properties in Germany and Mexico, and if you do not own the properties or there are mortgages or liens on the properties, describe the limitations on ownership. Refer to Item 102 of Regulation S-B.


Part II

Item 5.  Market for the Registrant`s Common Equity and Related
Stockholder Matters
14. Revise to indicate that your common stock is traded on the Over-the-Counter Bulletin Board (OTCBB). Provide the ticker symbol and the information required by Item 201(a)(1)(ii) and 201(d) of Regulation S-B.


Item 6. Management`s Discussion & Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
15. Revise to describe the material terms of the $3 million line of credit, such as the interest rate, term, restrictive or financial covenants and penalty provisions. Also, file the agreement as an exhibit to the annual report.

Results of Operations
16. Please quantify the factors related to the increase in sales.
17. Please discuss why the backlog increased from 2003 to 2004.


Part III

Item 9. Directors & Executive Officers of the Registrant

Election of Directors
18. Please revise your annual report to provide disclosure under Item
401(a) and (b) of Regulation S-B with respect to executive officers and significant employees. For instance, we note the disclosure required by these items was not provided with respect to Patrick Cefalu, your Chief Financial Officer, and Mark King, your Chief Operating Officer.
19. Please revise your annual report to provide the disclosure concerning your audit committee financial expert pursuant to Item 401(e) of Regulation S-B.
20. Please revise your annual report to provide disclosure concerning your code of ethics required by Item 406 of Regulation S-B.

Item 10.  Executive Compensation

Management Remuneration and Transactions
21. We note the introduction to the summary compensation table indicates that only cash compensation is listed in the table. Supplementally confirm that you did not pay any non-cash compensation during the 2004 fiscal year. Alternatively, amend your annual report to include all non-cash compensation.
22. Please revise the table to clarify that the figures in the "All other compensation" column represents payments made for attendance at board and committee meetings. Also clarify the heading of the last column in the table, currently labeled "compensation," and include a footnote that explains the amounts in the column for each employee listed.
23. Please confirm that Patrick Cefalu does not meet the definition of "named executive officer" for whom disclosure of fiscal 2004 compensation would be required. Refer to Item 402(a)(2) of Regulation S-B and the instructions to that item.
24. Please amend your annual report to file the employment agreement with Ms. Wood, the employee stock option plan, and the salary reduction plan as exhibits to the annual report. Refer to Item 601(b)(10) of Regulation S-B.

Item 11.  Security Ownership of Certain Beneficial Owners &
Management
25. Please amend your annual report to revise the table to include the security holdings of Mark King and any other named executive officers. Refer to Item 403(b) of Regulation S-B.
26. We note your disclosure concerning the ancillary agreement with
Mr. Heinz-Werner Hempel. Please discuss the material terms of the agreement. Also, file this agreement as an exhibit to the annual report.

Item 12.  Certain Relationships and Related Transactions - Page 71
27. Please file the agreement between the company and Nicholas
Nadolsky.
28. Please discuss the factors considered in determining the fair value of $2.68.

Item 14.  Controls and Procedures
29. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of October 30, 2004. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.
30. We note that your "Chief Executive Officer and Chief Financial Officer concluded that the Company`s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company`s periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your disclosure to remove this superfluous language. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).
31. Please revise to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.
32. Please include these disclosures under Item 8A in your amendment.

Signatures
33. The annual report does not appear to be signed. Please amend your filing or alternatively supplementally provide us with the version of the signature page submitted for filing that demonstrates
Ms. Wood and Mr. Cefalu signed the report on behalf of the registrant and that the directors signed in their capacities as directors.

Report of Independent Registered Public Accounting Firm
34. Please request the auditors to revise their opinion to include the correct date. We note that the year is 200.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition
35. We note that you accrue for product returns and warranties when products are returned by the customer. This accounting policy does not appear to comply with SFAS 48 for returns and SFAS 5 for warranties. Please revise to comply with U.S. GAAP, or tell us why your current accounting is in accordance with U.S. GAAP.

Exhibits 31.1, 31.2, 32.1, and 32.2
36. It does not appear that the certifications filed as Exhibits
31.1, 31.2, 32.1 and 32.2 were signed. Please amend your filing in its entirety to provide the required certifications, or alternatively supplementally provide us with the version of the exhibits submitted for filing that demonstrates the officers signed the certifications.

Definitive Proxy Statement filed January 31, 2005
37. We note that you have forward incorporated the information required by Part III of Form 10-KSB to a proxy statement.
Although
the document to which you refer was filed on EDGAR as a definitive information statement on Schedule 14C, the document refers to itself as a proxy statement, rather than an information statement. Further, you indicate that you are soliciting proxies from shareholders, but your filing does not include a form of proxy as required by Rule 14a-
6 of the Exchange Act. Please ensure that in future filings, where you are soliciting proxies of shareholders, you file the document as a proxy statement and include a form of proxy.


*      *      *

      As appropriate, please amend your documents and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tom Dyer at (202) 824-5564 or Kate Tillan,
Reviewing Accountant, at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 942-2914 or the undersigned at (202) 942-1927 with any other questions.


Sincerely,


Thomas A. Jones
Senior Attorney





Connie Wood
Micropac Industries, Inc.
March 31, 2005
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